UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 SEQUENOM, INC.
                     --------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   817337405
                     --------------------------------------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                        Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           ----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JUNE 6, 2006
                     --------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817337405
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1       Names of Reporting Persons.            Pequot Capital Management, Inc.
        I.R.S. Identification Nos. of above persons (entities only)  06-1524885
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2       Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [  ]
        (b) [  ]
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3       SEC Use Only
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4       Source of Funds (See Instructions)
        00
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5       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)
        [  ]
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6       Citizenship or Place of Organization
        Connecticut
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                   7    Sole Voting Power                        10,666,666(1)
  NUMBER OF
   SHARES               -------------------------------------------------------
BENEFICIALLY       8    Shared Voting Power                       0
  OWNED
                        -------------------------------------------------------
                   9    Sole Dispositive Power                   10,666,666(1)

                        -------------------------------------------------------
                   10   Shared Dispositive Power                  0

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11      Aggregate Amount Beneficially Owned by Each Reporting Person
        10,666,666(1)
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12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) [  ]
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13      Percent of Class Represented by Amount in Row (11)           28.5%

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14      Type of Reporting Person (See Instructions)                  IA
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(1) After giving effect to the 1-for-3 reverse stock split of the Common Stock
(as defined below) of the Issuer (as defined below) that became effective after the close of business on June 1, 2006 (the "Reverse Split").

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


      This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and restates Items 3, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Person on April 5, 2006 (the "Schedule 13D," and together with Amendment No. 1, the "Statement"). This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Sequenom, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

      As more fully described in Item 4 hereof, pursuant to the Purchase Agreement, the Reporting Person acquired the Shares and the Warrants (each, as defined below) for aggregate consideration of approximately $11,000,000. The funds for the purchase of such securities held by the Account were obtained from the contributions of the Account's partners/shareholders.

      A copy of the Purchase Agreement is incorporated herein by reference to
Exhibit 1 of the Schedule 13D, and the description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

      Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired the Shares and the Warrants. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock, Warrants or other securities of the Issuer, or dispose of shares of Common Stock, Warrants or other securities, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

     Pursuant to the terms of a Securities Purchase Agreement, dated as of March 27, 2006, as amended and restated on March 30, 2006 (the "Purchase Agreement"), by and among the Issuer, the Reporting Person, Comvest Investment Partners II LLC, a Delaware limited liability company ("Comvest"), LB I Group Inc., a Delaware corporation ("LBIG"), and Siemens Venture Capital GmbH ("Siemens," and together with the Reporting Person, Comvest and LBIG, the "Purchasers"), on June 6, 2006 the Issuer issued and sold to the Fund (i) 6,666,666 shares of Common Stock (the "Shares"), and (ii) warrants to purchase up to 4,000,000 shares of Common Stock (the "Warrants").

      Pursuant to the terms of the Purchase Agreement, the Issuer is required to cause: (i) Larry Lenig or another individual designated by ComVest, Patrick Enright ("Enright") or another individual designated by the Fund and a third individual mutually agreeable to ComVest and the Fund to be elected to the board of directors of the Issuer (the "Board") prior to the closing of the transactions contemplated by the Purchase Agreement (the "Transactions"); and
(ii) each of the three designees of the Purchasers to be appointed to a different committee of the Board, so that there is one designee on each of the Board's audit committee, compensation committee and nominating and corporate governance committee. Effective as of June 6, 2006, Enright was appointed as a member of the Board and a member of the Compensation Committee. Pursuant to the terms of the Purchase Agreement, following the closing of the Transactions (the "Closing"), each Purchaser holding 10% or more of the then outstanding Common Stock shall have the right to nominate one director for election to the Board, subject to compliance with relevant Nasdaq rules and regulations and subject to the approval of such nominees by the nominating and corporate governance committee of the Board. Upon such nominations, the Issuer would be obligated to use commercially reasonable efforts to place such nominees on the slate of directors presented to its stockholders at each meeting at which directors are elected.

      On May 31, 2006, the Issuer obtained approval from its stockholders (the "Stockholder Approval") to: (i) approve the Transaction; (ii) authorize an increase in the authorized number of shares of Common Stock to

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

185,000,000 shares; (iii) amend its certificate of incorporation and bylaws to remove the classification of its Board effective upon the closing of the Transactions (the "Declassification Proposal"); and (iv) adopt a new equity incentive plan to increase the number of shares reserved for issuance thereunder. Following the Closing, the Issuer is required to use commercially reasonable efforts to call a meeting of its stockholders to be held within 60 days after the Closing for the purpose of seeking stockholder approval the amendment of the Issuer's bylaws to remove certain supermajority approval requirements, to permit stockholders holding a majority of the outstanding shares of Common Stock to call special meetings of stockholders and to permit stockholders to act by written consent. Until the Issuer's bylaws have been amended, the Issuer has agreed to use commercially reasonable efforts to call a special meeting of stockholders to be held within 60 days following the written request of at least two of the three directors nominated by the Purchasers to seek approval from its stockholders of the foregoing matters or any other matter that at least three directors request be submitted to the stockholders for approval.

      Pursuant to the Purchase Agreement, the Issuer agreed and acknowledged that (i) the Fund was acting as agent for one or more parallel funds that are affiliates of the Fund, and (ii) the Fund may transfer any of the Shares or Warrants to such parallel funds, subject to compliance with the other terms and conditions of the Purchase Agreement.

REGISTRATION RIGHTS AGREEMENT

      In connection with the Transactions, the Issuer entered into a registration rights agreement with the Purchasers (the "Registration Rights Agreement"), pursuant to which the Issuer will be required to, among other things, prepare and file a shelf registration statement (or other form of registration statement as is then available) to effect a registration within 30 days after the issuance of the Shares and the Warrants covering the resale of
(i) the Shares and shares of Common Stock issuable upon exercise of the Warrants, (ii) the shares of Common Stock and the shares of Common Stock issuable upon exercise of the warrants issued to the other Purchasers, and (iii) and any other securities of the Issuer or its successor issued or issuable in exchange therefor (the "Registrable Securities"). The Issuer will be required to keep such registration statement effective until the earlier of: (x) the second anniversary of the date that such registration statement is first declared effective by the SEC (the "Effective Date"); (y) such time as all Registrable Securities covered by such registration statement have been sold pursuant to any registration statement, Rule 144 of the Securities Act of 1933, as amended (the "Act") or any exemption from registration under the Act; or (z) such time as all of the Registrable Securities covered by such registration statement may be sold in open market transactions pursuant to Rule 144(k) of the Act.

AMENDMENT TO RIGHTS PLAN

      On March 27, 2006, the Issuer also entered into an amendment (the "Rights Agreement Amendment") of the Rights Agreement, dated as of October 21, 2001 (the "Rights Agreement"), by and between the Issuer and American Stock Transfer & Trust Company, which provides that the execution of the Purchase Agreement does not trigger any obligation to issue right certificates and that the Rights Agreement and all rights thereunder shall terminate immediately prior to the Closing.

      Copies of the Purchase Agreement, the Registration Rights Agreement and the Rights Agreement Amendment are incorporated herein by reference to Exhibits 1, 2 and 3, respectively, of the Schedule 13D. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

      (a) Upon consummation of the Transactions, the Reporting Person will beneficially own 10,666,666 shares of Common Stock, representing approximately 28.5% of shares of Common Stock outstanding as of May 5, 2006 (after giving effect to the Reverse Split and the issuance of (i) 19,999,998 shares of Common Stock issuable to the Purchasers at the Closing, and (ii) 4,000,000 shares of Common Stock issuable upon exercise of the Warrants).

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


      (b) Upon consummation of the Transactions, the Reporting Person will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 10,666,666 shares of Common Stock.

      (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Purchase Agreement and the Registration Rights Agreement, which are incorporated by reference herein.

WARRANTS

      In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the Warrants to the Funds. The Warrants have a term of seven years and are exercisable in whole or in part at any time after the Closing at an exercise price of $2.10 per share, subject to adjustment for any reverse split of the Issuer's Common Stock, certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events. Cashless exercise is permitted. A form of the Warrants is incorporated herein by reference to Exhibit 4 of the Schedule 13D and the description herein of the Warrants is qualified in its entirety by reference to the Warrants.

OPTIONS

      In connection with the Reporting Person's participation (through its employee) on the Issuer's Board of Directors, the Issuer granted to Patrick G. Enright options to purchase 40,000 shares of Common Stock (the "Director's Options") on June 6, 2006, pursuant to the Issuer's 2006 Equity Incentive Plan. The Director's Options are exercisable in three equal installments on June 6, 2007, June 6, 2008 and June 6, 2009 at an exercise price of $1.87 per share and expire on June 5, 2016. Cashless exercise is permitted. The description of the Director's Options is qualified in its entirety by reference to the Issuer's 2006 Equity Incentive Plan and is incorporated herein by reference as Exhibit 5.

MANAGEMENT RIGHTS AGREEMENT

      On June 6, 2006, the Issuer entered into a management rights agreement (the "Management Rights Agreement") pursuant to which the Issuer agreed that, for so long as the Fund is the owner of the equity interest acquired pursuant to the Purchase Agreement: (i) the Fund directly has the right to exercise on its behalf the management rights associated with its equity interest; (ii) upon reasonable request by the Fund and in accordance with the Purchase Agreement, the Issuer will provide to the Fund the same information as is provided to the members of its board of directors (except to the extent the delivery of such information would breach the Issuer's attorney-client privilege); and (iii) upon reasonable request, to provide certain financial information to the Fund and to meet and consult with the Fund in respect of the business of the Company. A copy of the Management Rights Agreement is incorporated herein by reference as
Exhibit 6 and the description herein of the Management Rights Agreement is qualified in its entirety by reference to such agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Amended and Restated Securities Purchase Agreement, dated March 30, 2006, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

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


Exhibit  2  Form  of  Amended  and  Restated   Registration   Rights   Agreement
            incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit 3 Amendment of Rights Agreement, dated as of March 27, 2006, by and between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K, dated March 27, 2006 (filed March 28, 2006)).

Exhibit 4 Form of Warrant (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit 5   Issuer's 2006 Equity Incentive Plan (incorporated by reference to
            Exhibit 99.6 to the Issuer's Form 8-K, dated May 31, 2006 (filed June 6, 2006)).

Exhibit 6   Management Rights Agreement, dated June 6, 2006, by the Issuer.

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


                               S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Date: June 14, 2006                     Pequot Capital Management, Inc.
                                        /s/ Aryeh Davis
                                        -----------------------------------
                                        Aryeh Davis, Chief Operating Officer,
                                        General Counsel and Secretary

                                 EXHIBIT INDEX

Exhibit 1 Amended and Restated Securities Purchase Agreement, dated March 30, 2006, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit  2  Form  of  Amended  and  Restated   Registration   Rights   Agreement
            incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit 3 Amendment of Rights Agreement, dated as of March 27, 2006, by and between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K, dated March 27, 2006 (filed March 28, 2006)).

Exhibit 4 Form of Warrant (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit 5   Issuer's 2006 Equity Incentive Plan (incorporated by reference to
            Exhibit 99.6 to the Issuer's Form 8-K, dated May 31, 2006 (filed June 6, 2006)).

Exhibit 6   Management Rights Agreement, dated June 6, 2006, by the Issuer.


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